OIS	www.oisi.com
221 Lathrop Way, Suite I	main 800.338.8436
Sacramento, CA 95815	fax 916.646.0207
USA

January 12, 2007

Via Federal Express
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:	Ophthalmic Imaging Systems
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 28, 2006
Forms 10-QSB for the quarterly periods ended March 31, June 30, and
September 30, 2006
SEC File No. 001-11140

Dear Mr. James:

        Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 6, 2006, with respect to our Form 10-KSB for the fiscal year ended December 31, 2005, filed on March 28, 2006 (the “10-KSB”) and our Forms 10-QSB for the quarterly periods ended March 31, 2006, June 30, 2006, and September 30, 2006. A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation, page 12

Critical Accounting Policies, page 17

1.

Please refer to prior comment 1. We note your proposed revised disclosure for critical accounting policies. Consistent with FRR.501.14 and Release 33-8350, revise the proposed disclosure in [sic] also address the following:

•

 Analyze, to the extent material, such factors as how you arrived at your estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Better Insight. Better Sight

Ophthalmic Imaging Systems
January 12, 2007

We will amend our 10-KSB for the fiscal year end December 31, 2005 to add the following language to the critical accounting policies within the MD&A section related to our tax provision:

We calculate a tax provision quarterly and assess how much of our deferred tax asset is more likely than not to be used in the future. We use the following analysis to assess whether we will more likely than not realize the deferred tax asset. In the analysis, we assume that we will be able to use all of our unlimited NOL amounts. We then assess the amount of our future capped net operating losses we will more likely than not be able to use.

In order to realize our tax asset in 2004 and 2005, we needed to evaluate whether we will more likely than not be able to realize our deferred tax asset for 15 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We became profitable in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in.

Per SFAS109, we used the following analysis to determine whether we needed to recognize a valuation allowance for our deferred tax asset, and if so, how much. In our analysis, we assumed, based on management’s determination, that we will be able to use all of our unlimited NOL amounts. We then assessed the amount of future capped net operating losses we will more likely than not be able to use. In 2004, we made an assessment that we will be able to use four years of capped net operating losses in the future. In 2004, we did not have enough available information to look beyond the year 2009 when assessing the amount of deferred tax assets that are more likely than not to be used. In 2005, due to our increased confidence with an additional year of profitability, and indications of a profitable future year ahead of us, we increased our assessment that we will be able to use five years of capped net operating losses in the future and projected taxable income in 2006. In 2005, we did not have enough available information to look beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used. According to SFAS109, in forming a conclusion that a valuation allowance is not needed is difficult if there is a history of losses in the company, especially if the losses were not due to an extraordinary item.

Ophthalmic Imaging Systems
January 12, 2007

In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which results in approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as gives us an indication of the years to come. Significant resources are invested in the tradeshow each year. We can also see how the market responds to our new products, as well as our competitor’s products.

During the fourth quarter of 2004, we introduced a new product, the WS3200 system. This product was well received at our tradeshow and made up 59% of our system revenue for that quarter, and 19% of our system revenue for the whole year. If this system was not received well by the ophthalmic community, or a competing company came out with a similar system at the tradeshow, this would have had a significant impact on our profitability for the year and into the future. During the fourth quarter of 2005, we introduced four new products, the WS 11k system, Winstation XP Version 10.3, WS Manager and new Ophthalmology Office Retinal templates. These products were well accepted by practitioners and contributed to one-third of the annual system revenue in the fourth quarter. Mainly due to the annual tradeshow, we spent approximately 33% and 35% of our operating expenses for the year in the fourth quarter of fiscal 2004 and 2005, respectively. With this tradeshow behind us in the fourth quarter of 2004 and 2005, we were in a better position to assess our current and future performance, and determine whether it is more likely than not that we will be able to realize our deferred tax assets. Thus, this information prompted us to reduce our valuation allowance in the fourth quarters of 2004 and 2005. If we continue to be profitable in the future, we plan to continue to use the same methodology with regards to our assumptions and estimates pertaining to our income tax provision.

We re-evaluate our estimates and assumptions we use in our financials on an ongoing and quarterly basis. We adjust these estimates and assumptions as needed and as circumstances change. If circumstances change in the future, we will adjust our estimates and assumptions accordingly. At the present time, we cannot surmise whether our assumptions and estimates will change in the future. Based on historical knowledge, however, it is reasonably likely that there will be some changes in some of our estimates and assumptions.

Ophthalmic Imaging Systems
January 12, 2007

We will amend our 10-KSB for the fiscal year ended December 31, 2005 to add the following language to the critical accounting policies within the MD&A section related to our product warranty reserve:

We have two types of warranty reserves. A general product reserve on a per product basis and specific reserves created as we become aware of system performance issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. These specific reserves usually arise from the introduction of new products at our largest tradeshow of the year in October/November of each year. When a new product is introduced, we reserve for specific problems arising from potential issues, if any. As issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to fluctuate outside of sales fluctuations.

Historically, we estimated the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. In the fourth quarter of 2005, we analyzed the margin of our total service department, the price of our extended warranty contracts, factored in the hardware costs of the various systems, and used a percentage for the first year warranty to calculate the cost per various systems for the first year manufacturer’s warranty. Based on this analysis, we increased our estimated cost per product in our general reserve for products shipped in the current year.

•	Analyze your specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect

We do take into account material changes that are reasonably likely to occur that could materially affect us. For instance, in our warranty reserve, management has demonstrated in the past that they will book a specific reserve for material changes when they arise and that management believes are reasonably likely to affect our financial position.

Other material items that we cannot quantify are addressed in the risk factors section of our filings.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004, page 19

2.

 Please refer to prior comment 3. Your reference to paragraph 16 of SFAS 140 may confuse investors since that guidance refers to the extinguishment of a liability. Revise the proposed disclosure, if true, to clearly explain that the interest expense you record in these arrangements represents the difference between the face value of the receivable due

Ophthalmic Imaging Systems
January 12, 2007

from your customer and the discounted amounts you accept as full payment from the third party intermediary lender.

We will revise the proposed disclosure in prior comment 3, which will be added to our amended 10-KSB for the fiscal year ended December 31, 2005 to read as follows:

We participate in tri-party arrangements with our customers and an intermediary lender. In substance these transactions allow the customer to obtain financing from an intermediary lender to pay amounts due to us. We incur these financing costs to expedite payment and lessen the necessary collection efforts. In these transactions, we record an interest expense for the difference between the face value of the receivable due from our customer and the discounted amount that we accept as full payment from the intermediary lender. We account for these fees within interest income/expense on the Statement of Income.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-10

Revenue Recognition and Warranties, page F-12

3.

Please revise your revenue recognition policy in future filings, including any amended filings, to include information similar to your response to the second bullet point of our prior comment 4. In addition, describe any conditions of acceptance you grant to customers.

We will include in our revenue recognition policy in future filings information similar to our response to the second bullet point of your prior comment 4. There were a few isolated instances where we included acceptance tests within our sales contracts with a few customers, and we did not recognize the revenue for these sales until the conditions were met. Because it is rare that we include acceptance tests in our contracts, we believe that it is not necessary to include details of these conditions of acceptance within our filings.

4.

Please refer to the second bullet point of prior comment 4. Please reconcile the statement in your response that revenue generated from extended warranty contracts is normally recognized over the contract period of one to two years and your disclosure on page F-12 that customers purchase extended warranty contracts for one or four year periods. Revise future filings, including any amended filings, as appropriate to address this comment.

Our answer to the second bullet point of your prior comment 4 should state “one to four” years.

Ophthalmic Imaging Systems
January 12, 2007

5.

Please refer to the third bullet point of prior comment 4. Please explain whether and how you allocated the arrangement consideration to each of the separate units of accounting based on their relative fair values, as required by paragraph 12 of EITF 00-21. Since, consistent with paragraph 16 of EITF 00-21, you should not presume that the contractual price for your installation services is representative of fair value, please discuss why the amount you allocated to installation service revenues represents the fair value of those services given that in 2003 and 2004 the costs of installation services exceeded installation revenues.

We believe that our cost allocation for installation service revenues is reflective of fair value. Our allocation is consistent with market prices based on our competitors’ services as well as the market reaction to our pricing (demand levels, customer input, etc.). Our President and CEO take these market values into account when compiling our price list which the sales representatives use to determine quotes.

Note 4. Accrued Liabilities and Product Warranty, page F-16

6.

Please refer to prior comment 8. In future filings, including any amended filings, revise your warranty roll-forward schedule to include separate lines in your reconciliation for (a) aggregate reductions in the warranty liability for payments made, (b) aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and (c) aggregate changes in the liability for accruals related to preexisting warranties, including adjustments related to changes in estimates. Refer to paragraph 14 of FIN 45.

Our internal information systems do not have the capacity to readily segregate service expenses between warranty and extended warranty expenses and ordinary service calls. Accordingly, we have by necessity used estimates to establish our accrued warranty expenses. These estimates have been prepared by senior management who are highly experienced, and actively involved in our daily operations. We believe that we will continue to comply with GAAP and FIN45 with the revised presentation of our roll-forward and disclosures below because we are showing the details about how we (1) calculate our reserve, (2) accrue for new potential liabilities, (3) reduce our reserve, and (4) change our reserve for changes in our estimates and assumptions. Historically, we estimated the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. In the fourth quarter of 2005, we analyzed the margin of our total service department, the price of our extended warranty contracts, factored in the hardware costs of the various systems, and used a percentage for the first year warranty in order to calculate the cost per various systems for the first year manufacturer’s warranty. Based on this analysis, we increased our estimated costs per product in our general reserve for products shipped in the current year.

In future filings, including any amended filings, we will include our warranty roll-forward schedule to include separate lines in our reconciliation for (a) aggregate changes in the liability due to new product shipments, (b) aggregate changes in the liability due to specific reserves (c) aggregate reductions in the warranty liability for products shipped in the reporting period, and

Ophthalmic Imaging Systems
January 12, 2007

(d) aggregate reductions in the warranty liability for products shipped in the previous year.

We will amend our 10-KSB for the fiscal year end December 31, 2005 to adjust the warranty roll-forward as follows:

	2005	2004
Warranty balance at beginning of the year	$505,851	$438,449
Net provision due to new product shipments	377,500	168,000
Net changes for specific reserves	28,400	258,900
Net reduction for products shipped in the reporting period	(188,750)	(83,001)
Net reduction for products shipped in previous year	(108,750)	(276,498)

Warranty Balance at end of the year	$614,251	$505,851

7.

Separately provide us with this roll-forward information for each quarter of fiscal 2004, 2005 and 2006, and explain the primary reasons for the changes in the amounts accrued or reversed between periods.

	2004
	Q1	Q2	Q3	Q4
Warranty balance at beginning of the quarter	$438,449	$406,365	$346,244	$335,385
Net provision due to new product shipments	36,000	36,500	38,000	57,500
Net changes for specific reserves	-	-	-	258,900
Net reduction for products shipped in the reporting period	(4,500)	(13,625)	(23,313)	(41,563)
Net reduction for products shipped in previous year	(63,584)	(82,996)	(25,546)	(104,371)

Warranty Balance at end of the quarter	$406,365	$346,244	$335,385	$505,851

In the fourth quarter of 2004, the increase in the specific reserves is due to two specific reserves. One reserve is for archiving problems with the shipments of our Capture systems. Management anticipated a need for free component replacements for these systems that were shipped. The other reserve is to replace the WS4000, a system introduced during the fourth quarter of 2003. The WS4000 had negative feedback in the market, therefore, we believed that we may replace the WS4000 with our WS3200 system, introduced during the fourth quarter of 2004. During the third quarter of 2004, there was a problem with the calculation of the reserve that was found in the fourth quarter of 2004. As a result, there was an understated reduction in “net reduction for products shipped in the previous year” in the third quarter, and an overstated reduction in the “net reduction for products shipped in the previous year” in the fourth quarter in order to correct the year-to-date amount.

Ophthalmic Imaging Systems
January 12, 2007

	2005
	Q1	Q2	Q3	Q4
Warranty balance at beginning of the quarter	$505,851	$396,982	$410,013	$525,851
Net provision due to new product shipments	41,750	54,000	54,250	227,500
Net changes for specific reserves	(99,150)	-	119,400	8,150
Net reduction for products shipped in the reporting period	(5,219)	(20,219)	(37,063)	(126,250)
Net reduction for products shipped in previous year	(46,250)	(20,750)	(20,750)	(21,000)

Warranty Balance at end of the quarter	$396,982	$410,013	$525,851	$614,251

In the first quarter of 2005, specific reserves decreased because we reduced the liability for the two specific reserves for the archiving issues and the WS4000/3200 replacements by approximately 25%. Based on a sample of customers affected by the archiving issues and the WS4000/3200 replacements, and determined that by the end of the quarter approximately 75% still had systems with potential issues that might require replacements or service. The Form 10-QSB for the quarter ended March 31, 2005 also contained a graphical error in the warranty reserve reconciliation for $3,000, as shown in the table below:

Description	As Reported	As Corrected
Warranty Balance at the Beginning of the Period	$505,851	$505,851

Net Provision for Current Period	$13,250	$16,250

Warranty Cost Incurred	($125,119)	($125,119)

Warranty Balance at the end of the Period	$393,982	$396,982

In the third quarter of 2005, specific reserves increased because we established a reserve related to a change made in this quarter from a 5MHZ camera to a 10MHZ camera in our WS5000 model. We determined that we may need to upgrade the WS5000 systems with the 10MHZ camera to an 11K model.

In the fourth quarter of 2005, we analyzed the margin of our total service department, the price of our extended warranty contracts, factored in the hardware costs of the various systems, and used a percentage for the first year warranty in order to calculate the cost per various systems for the first year manufacturer’s warranty. During the fourth quarter of 2005, based on our analysis, we increased our estimated cost per product in our general reserve for products shipped in the current year.

In addition, we introduced a new product which had a lower end-user price and allowed us to sell a large volume of units. This contributed to the increase in our net provision for products shipped this quarter. The change in the specific reserves is due to one new reserve, and the reassessment of two existing reserves. The new reserve was for hardware problems identified within our WS5000 monochrome camera. Management determined that we may need to replace these cameras with a newer model. The first reserve we reassessed was the reserve dealing with archiving problems within our previous software versions. Management determined that we may need to modify or

Ophthalmic Imaging Systems
January 12, 2007

replace components in more of these units, so we increased the reserve by approximately 40%. The second reserve we reassessed was the exposure from the WS4000 systems. During 2004 and 2005, some of these systems were replaced, but some remained with the customers. After a sampling of these customers, we reduced the reserve by approximately 20%.

	2006
	Q1	Q2	Q3
Warranty balance at beginning of the quarter	$614,251	$562,950	$502,100
Net provision due to new product shipments	69,000	100,500	47,500
Net changes for specific reserves	(58,300)	(77,100)	(39,775)
Net reduction for products shipped in the reporting period	(14,313)	(37,063)	(40,000)
Net reduction for products shipped in previous year	(47,688)	(47,187)	(47,188)

Warranty Balance at end of the quarter	$562,950	$502,100	$422,637

In the first quarter of 2006, specific reserves decreased because we found from sampling that approximately 50% of the outstanding WS4000 systems were either replaced or determined that a replacement was not needed.

In the second quarter of 2006, specific reserves decreased because we determined that the reserves related to the archiving problems and the WS5000 monochrome camera should be reduced. We made this determination based on a sample of the group of customers affected by the archiving and the WS5000 monochrome camera issues. Based on this data, we determined that by the end of this quarter approximately 75% still had systems with potential issues that could require us to replace or fix their systems

In the third quarter of 2006, specific reserves decreased because we determined that the reserve for the archiving problems should be reduced. We contacted a sample of customers that were affected by the archiving issues and found that by the end of this quarter, approximately 50% of customers still had systems with potential issues that might require us to replace or fix their systems.

8.

In future filings, including any amended documents, please revise your discussion in MD&A, where material, to discuss the underlying reasons for significant changes in your warranty roll-forward, including provisions, warranty costs incurred and changes in estimates to the extent necessary to understand the reasons for significant increases and decreases in your financial statements.

In future filings, we will revise our discussion in the MD&A, where material, to discuss the underlying reasons for significant changes in our warranty roll-forward.

We refer to our answers to comments 1, 6, and 9 to see our proposed amendments to our 10-KSB for the fiscal year ended December 31, 2005 regarding changes and additions to our warranty roll-forward disclosure.

Ophthalmic Imaging Systems
January 12, 2007

9.

Please see prior comment 12. Please revise future filings, including any amended documents, to disclose, as required by paragraph 14 of FIN 45, a sufficiently detailed discussion of your accounting policy and methodology used in determining your liability for product warranties, including any liability associated with extended warranties.

We will include in future filings and amend our 10-KSB for the fiscal year ended December 31, 2005, to disclose in sufficient detail required by paragraph 14 of FIN 45 to discuss our accounting policy and methodology used to determine our liability for product warranties. We do not reserve for costs associated with extended warranties because we recognize the revenue for these warranties evenly over the contract period as the costs are directly expensed.

We will amend our 10-KSB for the fiscal year end December 31, 2005 to adjust the warranty roll-forward disclosure as follows:

We have two types of warranty reserves. A general product reserve calculated on a per product basis and specific reserves created as we become aware of system performance issues. The product reserve is calculated based on a fixed dollar amount per system shipped each quarter. The specific reserves usually arise from the introduction of new products at our largest tradeshow of the year held annually in October/November. When a new product is introduced, we reserve for specific problems arising from any potential issues. As time passes, and the issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to change outside of sales fluctuations.

Historically, we estimated the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. In the fourth quarter of 2005, we analyzed the margin of our total service department, the price of our extended warranty contracts, factored in the hardware costs of the various systems, and used a percentage for the first year warranty in order to calculate the cost per various systems for the first year manufacturer’s warranty. During the fourth quarter of 2005, based on our analysis, we increased our estimated cost per product in our general reserve for products shipped in the current year.

10.

Please refer to prior comment 8. Please tell us and revise future filings, including any amended documents, to disclose whether you expense as incurred all other costs, such as costs of services performed under the extended warranty contract, as required by paragraph 4 of FTB 90-1.

We expense as incurred all costs, such as costs of services performed under the extended

Ophthalmic Imaging Systems
January 12, 2007

warranty contract, as required by paragraph 4 of FTB 90-1. We will disclose this in future filings.

Note 9. Income Taxes, page F-26

11.

Please refer to prior comment 9 and revise your proposed disclosure to explain in detail the nature of the change in circumstances that occurred during the fourth quarter of 2004 and 2005 that caused a change in your judgment about the realizability of the related deferred tax asset in future years. Similarly revise your discussion in MD&A to discuss and quantify this change.

We will amend our 10-KSB for the fiscal year end December 31, 2005 to add the following language to the critical accounting policies within the MD&A section:

We calculate a tax provision quarterly and assess how much deferred tax asset is more likely than not to be used in the future. We use the following analysis to assess whether we will more likely than not realize the deferred tax asset. In the analysis, we assume that we will be able to use all of our unlimited NOL amounts. We then assess the amount of our future capped net operating losses we will more likely than not be able to use.

In order to realize our tax asset in 2004 and 2005, we needed to evaluate whether we will more likely than not be able to realize our deferred tax asset for 15 and 14 years ahead, respectively. We were not profitable for seventeen consecutive years between 1984 and 2000. We became profitable in 2001 and have been profitable for the last five years. There is significant uncertainty in projecting future profitability due to the history of our business, and the rapidly changing medical technology market that we are in.

In the fourth quarter of every fiscal year, we participate in the industry’s largest tradeshow of the year, which results in approximately 25% of our revenue generated in the last month of the fiscal year. This tradeshow substantially influences the outcome of our profitability for that year, as well as providing us an indication of the years to come. Significant resources are invested in the tradeshow each year. We can also see how the market responds to our new products, as well as our competitor’s products.

During the fourth quarter of 2004, we introduced a new product, the WS3200 system. This product was well received at our tradeshow and made up 59% of our system revenue for that

Ophthalmic Imaging Systems
January 12, 2007

quarter, and 19% of our system revenue for the whole year. If this system was not received well by the ophthalmic community, or a competing company came out with a similar system at the tradeshow, this would have had a significant impact on our profitability for the year and into the future. During the fourth quarter of 2005, we introduced four new products, the WS 11k system, Winstation XP Version 10.3, WS Manager and new Ophthalmology Office Retinal templates. These products were well accepted by practitioners and contributed to one-third of the annual system revenue in the fourth quarter. Mainly due to the annual tradeshow, we spent approximately 33% and 35% of our operating expenses for the year in the fourth quarter of fiscal 2004 and 2005, respectively. With this tradeshow behind us in the fourth quarter of 2004 and 2005, we were in a better position to assess our current and future performance and determine whether it is more likely than not that we will be able to realize our deferred tax assets. Thus, this information prompted us to reduce our valuation allowance in the fourth quarters of 2004 and 2005. If we continue to be profitable in the future, we plan to continue to use the same methodology with regards to our assumptions and estimates pertaining to our income tax provision.

12.

In addition, revise the proposed disclosure to explain in more detail why you recorded a valuation allowance of $2.1 million as of December 31, 2005 and how you considered paragraphs 20—25 of SFAS 109 in determining that this valuation allowance was required as of December 31, 2004 and 2005 and June 30,2006.

We will amend our 10-KSB for the fiscal year end December 31, 2005 to add the following language to the critical accounting policies within the MD&A section:

Per SFAS109, we used the following analysis to determine whether we needed to recognize a valuation allowance for our deferred tax asset, and if so, how much. In our analysis, we assumed, based on management’s determination, that we will be able to use all of our unlimited NOL amounts. We then assessed the amount of future capped net operating losses we will more likely than not be able to use. In 2004, we made an assessment that we will be able to use four years of capped net operating losses in the future. In 2004, we did not have enough available information to look beyond the year 2009 when assessing the amount of deferred tax assets that are more likely than not to be used. In 2005, due to our increased confidence with an additional year of profitability, and indications of a profitable future year ahead of us, we increased our assessment that we will be able to

Ophthalmic Imaging Systems
January 12, 2007

use five years of capped net operating losses in the future, and the next year’s projected taxable income. In 2005, we did not have enough available information to look beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used. According to SFAS109, in forming a conclusion that a valuation allowance is not needed is difficult if there is a history of losses in the company, especially if the losses were not due to an extraordinary item.

13.

We note your response and proposed disclosure in response to our prior comments 9, 10 and 11. However, it is still not clear why you recorded no provision or benefit for income taxes in the first three quarters of fiscal 2004 when your net income before taxes for these quarters was $239,815, $244,684, and $326,713, and then recorded a tax benefit of $558,000 on net income taxes of only $335,384. Similarly, it is not clear why you recorded an income tax provision of $4,000, $5,024 and $17,200 in the first three quarters of fiscal 2005 when your net income before taxes for these quarters was $338,160, $410,975, and $533,580, and then recorded a tax benefit of $79,224 when your net income before taxes dropped to $419,539 in the fourth quarter.

•	Describe clearly to us how you calculated your quarterly tax provision.

We calculate our quarterly tax provision the same as our annual tax provision. When we do not record a tax provision for the quarter, it is because we are reducing our deferred tax asset valuation allowance and offsetting our tax expense. During the quarters of 2004, the deferred tax asset valuation allowance offset the normal tax expense that we would have recorded based on our calculations. After the fourth quarter, and with our largest tradeshow behind us, we recognized an income tax benefit of $558,000. We made an assessment that we will be able to use four years of capped net operating losses in the future. We did not have enough available information to look beyond the year 2009 when assessing the amount of deferred tax assets that are more likely than not to be used. During the quarters of 2005, the reduction in the deferred tax asset valuation allowance which almost covered the normal tax expense that we would have recorded according to our calculation. After the fourth quarter, and with our largest tradeshow behind us, we recognized an income tax benefit of $79,224. Due to our increased confidence with another year of profitability behind us, and indications of a profitable future year ahead of us, we increased our assessment that we will be able to use five years of capped net operating losses in the future, and the next year’s projected taxable income. In 2005, we did not have enough available information to look beyond the year 2011 when assessing the amount of deferred tax assets that are more likely than not to be used

•

Explain how you applied the guidance in paragraphs 190 and 193 of SFAS 109, which requires you to measure tax expense for interim periods using as estimated annual effective tax rate for the annual period and include the operating loss

Ophthalmic Imaging Systems
January 12, 2007

carryforward in your computation of that rate if realization of a prior year operating loss carryforward is expected because of estimated “ordinary”income in the current year.

We do the same tax calculation on a quarterly basis as we do on an annual basis. We compute the tax provision according to guidelines set forth in SFAS109. We annualize the year-to-date net income when calculating our quarterly tax provisions. We also take into account our projected tax expense for the year. When we do not record a tax expense for the quarter, it is because we are reducing our deferred tax asset valuation allowance in our calculation.

•

 Discuss how a consistent application of your methodology resulted in your recognizing tax expense at rates of 0% to 95% during the first three quarters of each fiscal year and then a tax benefit of $55,460 or 20.7%, $458,546 or 613.1% $558,000 or 166.4% and $79,224 or 18.9% in the fourth quarter of 2002, 2003, 2004 and 2005, respectively, on quarterly net income of $267,986, $74,796, $335,384 and $419,539.

We do the same tax calculation on a quarterly basis as we do on an annual basis. For each quarter, we do not base our income tax provision on that quarter’s income alone. We consider our income on a year-to-date basis and try to project our annual income. We compute the tax provision by annualizing the year-to-date net income to determine what we should recognize year-to-date. We also consider whether we believe we will need to recognize that tax expense. When we do not record a tax expense for the quarter, it is because we are reducing the deferred tax asset valuation allowance. We are more guarded in the first three quarters with regards to recognizing our deferred tax asset because of the crucial importance of the fourth quarter as we discussed above in comments 11, 12 and 13.

Form to 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements, page 1

Note 5. Warranty Obligations, page 10

14.

Please refer to prior comment 12. With respect to your specific reserve in the fourth quarter of 2005, please tell us in more detail about the methodology you used to determine both the initial warranty liability placed at December 31, 2005 and the revised estimate for 2005 that you adjusted in the first quarter of fiscal 2006. Tell us the underlying facts and circumstances that resulted in the change. Explain why, if you replaced some of these systems, your warranty liability roll-forward reflects no warranty costs incurred in the first quarter of 2006.

With respect to the fourth quarter of 2005, the reassessed reserve was for archiving problems within our previous software versions. Management believed that we may need to modify or replace components in these units. We identified customers that had such units and then we

Ophthalmic Imaging Systems
January 12, 2007

calculated the hardware, software, and travel costs for the service technicians to perform these replacements, and reserved for these costs. The second reserve was a re-assessment of the exposure for the WS4000 systems. Over 2004 and 2005, some of these systems were replaced, but some remained with the customers. We calculated the cost of the WS3200 system and the travel costs for the service technicians to perform these replacements and reserved for these costs. The third reserve was due to hardware problems identified in this quarter within our WS5000 monochrome camera. Management believed that we may need to replace these cameras with a newer model. We calculated the cost of the WS11K system and the travel costs for the service technicians to perform these replacements and reserved for them.

The change in the specific reserves in the first quarter of 2006 was due to a decrease in the reserve related to the WS4000 replacements. Approximately 50% of the outstanding systems were either replaced or found to not need replacement. We knew which customers had the WS4000 on a Mydriatic Fundus camera, so at the end of Q1 2006, we identified which customers had replaced their system and/or we had heard were content with their system. Our warranty liability does reflect the warranty costs incurred in the first quarter of 2006. Please refer to our answer to comment 7 to see the reduction of the specific reserve.

15.

Please refer to prior comment 12. Please tell us why during the first quarter of fiscal 2006 you changed your warranty liability estimate related to your general reserve for products shipped during the year ended December 31, 2005 by $62,251. Discuss the methodology you used to determine both the initial warranty liability in fiscal 2005 and the revised estimate for 2005 that you adjusted in the first quarter of fiscal 2006. Tell us the underlying facts and circumstances that resulted in the change. Please also discuss the methodology you used to determine the provision for warranty in the first quarter of 2006 for sales in that quarter and discuss any differences in methodology between these periods.

Our warranty roll-forward information for the first quarter of 2006 is as follows:

2006
Q1
Warranty balance at beginning of the quarter	$614,251
Net provision due to new product shipments	69,000
Net changes for specific reserves	(58,300)
Net reduction for products shipped in the reporting period	(14,313)
Net reduction for products shipped in previous year	(47,688)

Warranty Balance at end of the quarter	$562,950

The $62,251 should have been $62,001 and is the combination of the net reduction for products shipped in the current year and previous year.

We have not changed our methodology or estimates between the end of fiscal 2005, and the first quarter of 2006. The decrease of $62,001 for our general reserve is comprised of the

Ophthalmic Imaging Systems
January 12, 2007

combination of the net reduction for products shipped in the current reporting period ($14,313) and the net reduction for products shipped in the previous year ($47,688). This calculation has been consistent with the calculation we made at fiscal year end 2005.

Form 10-Q [sic] for the Quarterly Period Ended September 30, 2006

Financial Statement, page 1

Note 3. Related Parties Transactions, page 6

16.

Please tell us why you are capitalizing the distribution costs given that the product for which you negotiated these rights is still under development. Discuss whether the costs related to the product under development are capitalizable under U.S. GAAP, or whether those cost [sic] must be expensed. Cite the authoritative literature on which you based your accounting.

We capitalized the distribution costs because our payments meet the definition of an asset under FASB Concepts Statement No. 6, Elements of Financial Statements where assets are defined as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. Under SFAS86 research and development costs incurred will be charged to expense until technological feasibility has been established for the product. We believe that this product is technologically feasible based on the testing reports on the product from the research and development team at MediVision, who works with the subcontractor developing this product.

Note Warranty Obligations, page 12

17.

Please refer to prior comment 12. In the first quarter of 2006 you provided a warranty accrual of $69,000 on product sales of approximately $3,176,000, or 2.2%. In the second quarter of 2006 you provided a warranty accrual of $23,400 on product sales of approximately $3,206,000, or 0.7%. In the third quarter of 2006 you provided a warranty accrual of $7,725 on product sales of approximately $3,338,000, or 0.2%. On page 15 you disclose that your general warranty reserve is based on a fixed dollar amount per system shipped and that specific reserves do not usually occur until the fourth quarter.

•	Tell us why your reserve fluctuated so significantly between periods.

•	Discuss in more detail the methodology you used to determine the warranty liability in each quarter.

The “Net provision (reduction) for the current period” as set forth in “Note 5. Warranty Obligations” of the Forms 10-QSB for the periods ending March 31, June 30, and September 30, 2006 do not represent the general warranty reserve amounts for the per system shipments. In the warranty roll-forward in the 10-QSB for the second quarter of 2006, the $23,400 is made up of the combination of $100,500 of new warranty reserve based on system shipments for the quarter

Ophthalmic Imaging Systems
January 12, 2007

and a reduction of ($77,100) for specific reserves. In the warranty roll-forward in the 10-QSB for the third quarter of 2006, the $7,725 is made up of the combination of $47,500 of new warranty reserve based on system shipments for the quarter and a reduction of ($39,775) for specific reserves. The warranty accrual for product shipments is as follows:

Period	Warranty Accrual	Sales	%
Q1 2006	69,000	3,176,000	2.2

Q2 2006	100,500	3,206,000	3.1

Q3 2006	47,500	3,338,000	1.4

Our reserve fluctuates between quarters is not directly related to sales revenue. Not all revenue generated from system sales is covered under a warranty, only our main winstation systems. Accordingly, the primary reason for the warranty accrual fluctuations between the first, second and third quarters of 2006 is due to the product mix that was sold.

Management’s Discussion and Analysis or Plan of Operation, page 13

18.

Please refer to prior comment 17. Please give us a table showing the significant components of your service revenues for each of the quarters in fiscal 2005 and 2006. Tell us whether you include installation revenues within your reported total service revenues. If not, please explain why.

Period	Service Contract Revenue	Technical Support Billings	Non-Warranty Repairs
Q1 2005	$348,486	$28,987	$62,083

Q2 2005	369,020	34,140	24,654

Q3 2005	410,033	43,800	18,071

Q4 2005	423,680	47,334	67,449

Q1 2006	418,159	23,276	28,631

Q2 2006	479,379	46,699	75,440

Q3 2006	482,255	52,267	50,949

We do not include installation revenue within our service revenues. We believe that installation, if purchased, is part of our system sales. It is either purchased, or not purchased, with the

Ophthalmic Imaging Systems
January 12, 2007

original sale of the system. The components of service revenue are sold and/or performed by us, upon the customer’s request, after the system is delivered and set up. All three of these components illustrated above are part of servicing the system after it is set up and operating. The product and installation to get the product set up and operating, and the related cost of these components are all measured as one cost center unrelated to our service cost center.

19.

Based upon your disclosures and response to prior comment 17, it appears that (a) there was a significant increase in revenue for the second quarter of fiscal 2006, (b) new extended warranty purchases declined significantly in the third quarter of fiscal 2006, and (c) new extended warranty contracts decreased as a percentage of your total revenues in the first quarter of fiscal 2006 and increased significantly in the second quarter of fiscal 2006. We note no specific disclosures in your MD&A with respect to these changes. Please revise MD&A in future filings to address these changes.

(a)	During the second quarter of fiscal 2006, there was an increase in service revenue of $131,452. We will disclose material changes in future filings.

(b)

and (c) We understand from your statements that you would like us to have more disclosures on our deferred warranty revenue which is shown on the balance sheet. We will disclose material changes in future filings.

20.

We note from your response to prior comment 19 and the disclosures included on page 19 that for some sales you did not recognize revenue because you “were unsure about the collectability of the sale, even though inventory was physically shipped.” We also note from your response to prior comment 13 that G&A expenses increased in the first quarter of 2006 due to an increase in your bad debt allowance.

•

 Revise future filings to disclose the increase in bad debt expense during the periods to investors and to explain the cause of the increase, including why you have been unsure about the collectability of certain sales.

We will disclose in future filings the increase in bad debt expense during the periods to explain the cause of the increase, including why we have been unsure about the collectability of certain sales.

•

 As we note that your payment terms are generally 50% deposit on other and 50% less installation fee within 15 days after shipment, tell us and revise future filings to disclose whether you defer 100% of the revenue from these sales, or whether you record revenues equivalent to the amount of cash previously paid upon order.

We will disclose in future filings an explanation that we defer 100% of the revenue from sales shipped during the respective quarter that we believe will be uncollectible.

Ophthalmic Imaging Systems
January 12, 2007

Exhibit 32

21.

The current certifications refer to the quarter ended June 30, 2006. Please amend the filing to provide the certifications required by Section 1350, Item 601 of Regulation S-B for the appropriate date.

We will amend the certifications included in the Form 10-QSB for the third quarter of 2006 to refer to the quarter ended September 30, 2006.

Representations

22.

We note your statement that you provide the three acknowledgements requested in our letter dated October 26,2006 “in connection with the proposed amendments to the Form 10-KSB for the fiscal year ended December 31, 2005.” This statement appears to limit the scope of the acknowledgements requested. Please note that you may not qualify or condition the requested representations in this manner. Please provide all three acknowledgements in the form previously requested.

*   *   *   *   *   *

        We acknowledge the following in connection with our responses to the Commission’s letters dated October 27, 2006 and December 6, 2006:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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January 12, 2007

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *   *

Regards, Ophthalmic Imaging Systems By: /s/ Ariel Shenhar Name: Ariel Shenhar Title: Vice President and Chief Financial Officer
cc:	Kate Tillan U.S. Securities and Exchange Commission

Henry I. Rothman, Esq. Troutman Sanders LLP